Filed by Federated MDT Series

Pursuant to Rule 425 under the Securities Act of 1933 and filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company:  MDT Funds
Commission File No. 811-21904





                                                          November 27, 2006


                         IMPORTANT NOTICE TO SHAREHOLDERS

Dear MDT Shareholder:

We urgently need your assistance. This letter has been sent to you because you have not yet voted a proxy for the 2006 Special Meeting of Shareholders.

YOUR VOTE IS EXTREMELY IMPORTANT TO US, NO MATTER HOW MANY SHARES YOU OWN. YOUR MDT FUND IS COMPRISED OF MANY ACCOUNTS AND EVERY ONE OF THEM HAS A DIRECT IMPACT ON THE OUTCOME OF THE PROXY VOTE. PLEASE VOTE TODAY!

The adjourned Special Meeting of Shareholders scheduled for December 8th is now only days away and your fund still has not received the necessary votes to pass the proposals at the Special Meeting. Your fund is less than 6% away from obtaining the required shareholder approval. WE NEED YOUR VOTE!

             PLEASE DO NOT DELAY AND CAST YOUR CRITICAL VOTE TODAY.

Another copy of your ballot(s) has been enclosed with this letter for your convenience. Should you have any questions regarding the proposal or to vote your shares by phone, please call this toll-free number 1-800-499-8541. The following voting options have been set up for your convenience.

         1. VOTE BY TELEPHONE. You may cast your vote by calling our toll-free proxy hotline at 1-800-499-8541. Representatives are available to record your vote Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time.

         2. VOTE  THROUGH  THE INTERNET.   You may cast your vote anytime  using
            the Internet by logging on to www.myproxyonline.com and following the instructions.

         3. VOTE BY TOUCH-TONE PHONE. You may cast your vote anytime by calling 1-866-458-9840 and following the instructions.

         4. VOTE BY MAIL. You may cast your vote by signing, dating and mailing the enclosed proxy ballot(s) in the postage-prepaid return envelope provided. If convenient for you, PLEASE utilize one of the first three options above to ensure that your response is received in time for the Special Meeting on December 8, 2006.

Again, please do not hesitate to CALL TOLL-FREE 1-800-499-8541 if you have any questions regarding this matter. PLEASE vote today! If you have voted since this letter was mailed we thank you for your vote.

Thank you for your assistance with this important matter.

Sincerely,

/s/ R. Schorr Berman
<1>R. Schorr Berman
President, MDT Funds




Federated MDT Series ("Federated") (ICA No. 811-21904), filed a proxy statement/prospectus and other relevant documents concerning the planned transactions with the United States Securities and Exchange Commission (the "SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSACTIONS, OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS, AND RELATED MATTERS. Investors can obtain these documents free of charge at the SEC Web site (www.sec.gov). In addition, documents filed with the SEC by Federated are available free of charge at 1-800-341-7400 or FEDERATEDINVESTORS.COM.

Filed by Federated MDT Series

Pursuant to Rule 425 under the Securities Act of 1933 and filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company:  MDT Funds
Commission File No. 811-21904




                                                                  November 27,
                                                              2006


                         IMPORTANT NOTICE TO SHAREHOLDERS

Dear MDT Shareholder:

We urgently need your assistance. This letter has been sent to you because you have not yet voted a proxy for the 2006 Special Meeting of Shareholders.

YOUR VOTE IS EXTREMELY IMPORTANT TO US, NO MATTER HOW MANY SHARES YOU OWN. YOUR MDT FUND IS COMPRISED OF MANY ACCOUNTS AND EVERY ONE OF THEM HAS A DIRECT IMPACT ON THE OUTCOME OF THE PROXY VOTE. PLEASE VOTE TODAY!

The adjourned Special Meeting of Shareholders scheduled for December 8th is now only days away and your fund still has not received the necessary votes to pass the proposals at the Special Meeting. Your fund is less than 6% away from obtaining the required shareholder approval. WE NEED YOUR VOTE!

             PLEASE DO NOT DELAY AND CAST YOUR CRITICAL VOTE TODAY.

Another copy of your ballot(s) has been enclosed with this letter for your convenience. Should you have any questions regarding the proposal or to vote your shares by phone, please call this toll-free number 1-800-499-8541. The following voting options have been set up for your convenience.

         5. VOTE BY TELEPHONE. You may cast your vote by calling our toll-free proxy hotline at 1-800-499-8541. Representatives are available to record your vote Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time.

         6. VOTE THROUGH THE INTERNET.   You may cast  your  vote  anytime using
            the Internet by logging on to www.proxyvote.com and following the instructions.

         7. VOTE BY TOUCH-TONE PHONE. You may cast your vote anytime by calling the toll-free number found on the enclosed proxy ballot(s).

         8. VOTE BY MAIL. You may cast your vote by signing, dating and mailing the enclosed proxy ballot(s) in the postage-prepaid return envelope provided. If convenient for you, PLEASE utilize one of the first three options above to ensure that your response is received in time for the Special Meeting on December 8, 2006.

Again, please do not hesitate to CALL TOLL-FREE 1-800-499-8541 if you have any questions regarding this matter. PLEASE vote today! If you have voted since this letter was mailed we thank you for your vote.

Thank you for your assistance with this important matter.

Sincerely,



/s/ R. Schorr Berman
<2>R. Schorr Berman
President, MDT Funds




Federated MDT Series ("Federated") (ICA No. 811-21904), filed a proxy statement/prospectus and other relevant documents concerning the planned transactions with the United States Securities and Exchange Commission (the "SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSACTIONS, OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS, AND RELATED MATTERS. Investors can obtain these documents free of charge at the SEC Web site (www.sec.gov). In addition, documents filed with the SEC by Federated are available free of charge at 1-800-341-7400 or FEDERATEDINVESTORS.COM.

Filed by Federated MDT Series

Pursuant to Rule 425 under the Securities Act of 1933 and filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company:  MDT Funds
Commission File No. 811-21904





                                                                  November 27,
                                                              2006


                         IMPORTANT NOTICE TO SHAREHOLDERS

Dear MDT Shareholder:

We urgently need your assistance. This letter has been sent to you because you have not yet voted a proxy for the 2006 Special Meeting of Shareholders.

YOUR VOTE IS EXTREMELY IMPORTANT TO US, NO MATTER HOW MANY SHARES YOU OWN. YOUR MDT FUND IS COMPRISED OF MANY ACCOUNTS AND EVERY ONE OF THEM HAS A DIRECT IMPACT ON THE OUTCOME OF THE PROXY VOTE. PLEASE VOTE TODAY!

The adjourned Special Meeting of Shareholders scheduled for December 8th is now only days away and your fund still has not received the necessary votes to pass the proposals at the Special Meeting. Your fund is less than 6% away from obtaining the required shareholder approval. WE NEED YOUR VOTE!

             PLEASE DO NOT DELAY AND CAST YOUR CRITICAL VOTE TODAY.

Another copy of your ballot(s) has been enclosed with this letter for your convenience. Should you have any questions regarding the proposal please call this toll-free number 1-800-499-8541. The following voting options have been set up for your convenience.

         9. VOTE THROUGH THE  INTERNET.    You  may cast your vote anytime using
            the Internet by logging on to www.proxyvote.com and following the instructions.

         10.VOTE BY TOUCH-TONE PHONE. You may cast your vote anytime by calling the toll-free number found on the enclosed proxy ballot(s).

         11.VOTE BY MAIL.  You may cast your vote by signing, dating and mailing the enclosed proxy ballot(s) in the postage-prepaid return envelope provided. If convenient for you, PLEASE utilize one of the first two options above to ensure that your response is received in time for the Special Meeting on December 8, 2006.

Again, please do not hesitate to CALL TOLL-FREE 1-800-499-8541 if you have any questions regarding this matter. PLEASE vote today! If you have voted since this letter was mailed we thank you for your vote.

Thank you for your assistance with this important matter.

Sincerely,



/s/ R. Schorr Berman
R. Schorr Berman
President, MDT Funds

<3>Federated MDT Series ("Federated") (ICA No. 811-21904), filed a proxy statement/prospectus and other relevant documents concerning the planned transactions with the United States Securities and Exchange Commission (the "SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSACTIONS, OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS, AND RELATED MATTERS. Investors can obtain these documents free of charge at the SEC Web site (www.sec.gov). In addition, documents filed with the SEC by Federated are available free of charge at 1-800-341-7400 or FEDERATEDINVESTORS.COM.




Endnotes

<1>REG


<2>NOBO



<3>OBO